FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: A press release dated July 25, 2002 announcing results for the second quarter of 2002.

Rhodia

EMBARGO THURSDAY JULY 25 , 2002 - 8h30

PRESS RELEASE

RESULTS FOR THE SECOND QUARTER 2002

RHODIA CONTINUES TO IMPROVE MARGINS AND REDUCE DEBT

Paris, July 25, 2002 – Rhodia today published its results for the second quarter of 2002. Highlights for the period include :

IMPROVEMENT IN OPERATING EARNINGS

- **An EBITDA/Sales ratio of 12.8% , an increase for the third consecutive quarter.**

DEBT REDUCTION

- **Reduction of Group debt by 184 million euros since the end of December 2001.**

80 % OF THE DIVESTMENT PROGRAM ALREADY IMPLEMENTED

- **Implementation of more than 80% of the planned 500 million euros of divestments.**
- **Average value 5 times EBITDA.**
- **Overall, no capital gain or loss from divestments and reduction of Group debt to around 2 billion euros.**

RESULTS FOR THE SECOND QUARTER 2002

In millions of euros

Q2 2001 reported		Q2 2002 *US GAAP*	Q2 2002 *FRENCH GAAP*
1,928	Net sales	1,774	1,774
215	EBITDA	227	227
11.1%	EBITDA/Sales	12.8%	12.8%
82	Operating Income	66	116
-8	Net Result (after minorities)	24*	12

- **Slight improvement in sales compared to first quarter 2002 despite a continued difficult economic environment.**

Rhodia reported second quarter 2002 **net sales** of 1,774 million euros, a decline of 8 % compared to the same period last year. On a comparable basis (constant structure and exchange rates), net sales decreased 4.1 % with a price effect of –1.4 % and a volume effect of –2.7 %. Net sales for the second quarter of 2002 increased 3.7% compared with the first quarter of 2002 with slightly higher volumes in a difficult economic environment.

- **Another improved quarter for operating results.**

EBITDA for the second quarter of 2002 improved by 5.6% to 227 million euros compared to the same period last year. The Group benefited from an improvement in its product mix and was able to resist pricing pressure. Additionally, the ratio of **EBITDA /Sales** improved to 12.8% versus 11.1% for the second quarter of 2001.

For the third consecutive quarter, the Group improved its operating performance, as indicated in the table below :

	Q3 2001 recurring	**Q4 2001 recurring**	**Q1 2002**	**Q2 2002**
Net Sales	1,684	1,688	1,711	1,774
EBITDA	150	182	197	227
EBITDA/Sales	8.9%	10.8%	11.5%	12.8%

- **Net income of 24 million euros**

For the second quarter of 2002, Net Income stands at 24 million euros*, reflecting a provision of. 50 million euros, before taxes, linked to the divestiture of Rhodia-ster. Without this provision and after estimated related taxes, Net Income would have been 57 million euros for the second quarter.

* in accordance with American accounting rules which no longer require goodwill amortization as of January 1, 2002

- **Results by Division**

In millions of euros	Q2 2001 recurring	Q2 2002	
Fine Organics			
Net Sales	329	**308**	-6.4%
EBITDA	40	**39**	-2.5%
EBITDA/Sales	12.2%	**12.7%**	+0.5 pts
Consumer Specialties			
Net Sales	552	**488**	-11.6%
EBITDA	57	**63**	+10.5%
EBITDA/Sales	10.3%	**12.9%**	+2.6 pts
Industrial Specialties			
Net Sales	320	**311**	-2.8%
EBITDA	37	**42**	+13.5%
EBITDA/Sales	11.6%	**13.5%**	+1.9 pts
Polyamide			
Net Sales	388	**368**	-5.2 %
EBITDA	55	**61**	+ 10.9%
EBITDA/Sales	14.2%	**16.6%**	+2.4 pts
Services and Specialties			
Net Sales	263	**252**	-4.2%
EBITDA	53	**47**	-11.3%
EBITDA/Sales	20.2%	**18.7%**	-1.5 pts

- **Analysis by Division for second quarter 2002**

  - **Fine Organics**
    For the second quarter of 2002, the Division's profitability improved despite various unfavorable circumstances. The Life Science Systems business achieved good results in the agro sector. In Pharmaceutical Ingredients, despite continuing weak volumes in the United States, a reduction in raw materials costs helped enable improved results. Rhodia ChiRex pursued new sales, but expects a slow-down in the second half of 2002, due to the postponement of a new product launch. Perfumery & Specialties felt the effects of higher raw material prices but succeeded in increasing its productivity despite a weak level of business activity. A good performance by the Intermediates business was impaired by start-up difficulties in one of its production units.

  - **Consumer Specialties**
    The Division demonstrated continued profitability improvement during the second quarter of 2002 despite a continuing weak level of business activity. Specialty Phosphates showed benefits from its restructuring actions. Phosphorous and Performance Derivatives confirmed its growth and profitability improvement. The Division also benefited from an improved product mix in businesses linked to detergents and cosmetics. The Food business maintained profits despite temporarily low volumes in North America.

  - **Industrial Specialties**
    The Division's improved profitability was due principally to higher volumes and an improved, much better performing mix of products. The two factors had a major effect in the paints and coatings markets of the PPMC business. In Silica Systems, European tire and nutraceutical markets showed significant volume growth, while Silicones resisted price pressures and weak demand with an improved product mix.

- **Polyamide**
  The Division's profitability improved from the effects of increased volumes and the re-starting of its polyamide production unit at the Chalampé, France, plant. Volume growth was particularly significant for the Polyamide Intermediates business, as well as for Engineering Plastics, particularly in the U.S. and Asia. The Textile Yarns business felt the effects of a continuing sluggish market in Europe, compensated partially by gains in new markets in the U.S. and Asia.

- **Services and Specialties**
  All three of the Division's enterprises experienced a rebound in volumes during the second quarter of 2002. The Acetow business achieved continued growth and profitability. Electronics markets showed the beginnings of a recovery. Eco Services faced persistent price pressure, in its European sulfuric acid business.

- **DEBT REDUCTION OF 184 MILLION EUROS**

Debt reduction of 184 million euros as of June 30, 2002 (2,388 million euros from 2,572 at the end of December 2001) was achieved through better margins and improved generation of cash flow.

Additionally, the working capital to sales ratio was improved from 19.5% at the end of June 2001 to 15.5% at the end of June 2002. The Group also reduced the level of its capital expenditures by 30% during the first half of 2002 compared with the same period last year.

The Group also benefited from the increased value of the euro compared to the dollar.

- **80 % OF THE DIVESTMENT PROGRAM IMPLEMENTED**

During the first half of 2002, and as announced by the Group in January, Rhodia committed to a program to divest 500 million euros in order to reduce debt.

The actions taken are in line with Rhodia's objective to divest non-strategic businesses that do not contribute to the Group's development model of bringing high valued added solutions to its customers through the cross fertilization of technologies.

To date, Rhodia has announced the following divestments, following receipt of firm purchase commitments :

- **Latexia (latex paper)** in March.
- **Industrial waste** activities (50% participation Teris Sa and Teris LLC) in April.
- The **polyvinyl acetate** business in June.
- **Rhodia-Ster** (Polyester in Brazil) in July.
- **Kermel** (meta-aramid technical fiber) in July.

These five actions represent already 80% of the divestment program. It is providing a result averaging five times EBITDA. The provision of 50 million euros linked to the divestiture of Rhodia-ster, accounted for in the second quarter of 2002, will be offset next quarter by taking into account the higher values of divestitures already realized.

After receipt of the proceeds from these divestitures, consolidated debt will be reduced to close to 2 billion euros.

- **OUTLOOK**

With regard to business activity, Rhodia anticipates a weak market recovery and slightly higher raw material prices during the third quarter.

The Group is determined to achieve, and possibly exceed, its objective to divest 500 million euros worth of non-strategic assets in order to continue to reduce its debt.

This press release and a detailed presentation of 2002 second quarter results will be available on Rhodia's Internet site at 8:30 : www.rhodia.com

Rhodia *is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, healthcare, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas ☎ +33 1 55 38 42 51
Lucia Dumas ☎ +33 1 55 38 45 48

Investor Relations
Angélina Palus ☎ +33 1 55 38 42 99
Marie-Christine Aulagnon ☎ +33 1 55 38 43 01

CONSOLIDATED INCOME STATEMENT*

FRENCH GAAP

(€m)	Half Year 2001	Half Year 2002
Net sales	3,907	3,485
EBITDA	455	424
Operating profit	215	194
Equity in earnings of affiliated companies (1)	4	- 18
Interest expenses	- 113	- 76
Other gains and losses	- 38	- 39
Goodwill amortization	- 25	- 25
Provision for income taxes	- 21	- 25
Minority interests	- 4	- 5
Net result after minorities	18	6
Earnings per share (2)	0.10	0.03

1) Net of income tax

2) The earnings per share is calculated on the basis of 179,109,188 shares in June 2001 and on the basis of 179.092,589 shares in June 2002

** Un-audited accounts*

CONSOLIDATED INCOME STATEMENT*
U.S. GAAP

(€m)	Half Year 2001	Half Year 2002
Net sales	**3,907**	**3,485**
EBITDA	**455**	**424**
Operating profit	**190**	**144**
Equity in earnings of affiliated companies (1)	**4**	**- 18**
Interest expenses	**- 113**	**- 76**
Other gains and losses	**- 38**	**11**
Provision for income taxes	**- 21**	**- 25**
Minority interests	**- 4**	**- 5**
Net result after minorities	**18**	**31**
Earnings per share (2)	**0.10**	**0.17**

1) Net of income tax
2) The earnings per share is calculated on the basis of 179,109,188 shares in June 2001 and on the basis of 179,092,589 shares in June 2002
** Un-audited accounts*

FIRST HALF RESULTS*

(€m)	Half Year 2001	Half Year 2002	Change %
RHODIA (consolidated)			
Net sales	**3,907**	**3,485**	**- 10.8**
EBITDA	**455**	**424**	**- 6.8**
Fine Organics			
Net sales	662	619	-6.5
EBITDA	72	70	- 2.8
Consumer Specialties			
Net sales	1,174	989	- 15.8
EBITDA	109	122	11.9
Industrial Specialties			
Net sales	625	607	- 2.9
EBITDA	67	79	17.9
Polyamide			
Net sales	797	692	- 13.2
EBITDA	107	99	- 7.5
Services & Specialties			
Net sales	518	486	- 6.2
EBITDA	102	88	- 13.7
Others			
Net sales	131	92	- 29.8
EBITDA	- 3	- 34	-

* *Un-audited accounts*

QUARTER RESULTS*

(€m)	1st Quarter		2nd Quarter	
	2001	2002	2001	2002
RHODIA (consolidated)				
Net sales	**1,979**	**1,711**	**1,928**	**1,774**
EBITDA	**240**	**197**	**215**	**227**
Fine Organics				
Net sales	334	311	329	308
EBITDA	39	31	33	39
Consumer Specialties				
Net sales	623	501	552	488
EBITDA	55	59	54	63
Industrial Specialties				
Net sales	305	296	320	311
EBITDA	31	37	35	42
Polyamide				
Net sales	408	324	388	368
EBITDA	59	38	48	61
Services & Specialties				
Net sales	255	234	263	252
EBITDA	51	41	51	47
Others				
Net sales	54	45	75	47
EBITDA	5	-9	-7	- 25

** Un-audited accounts*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

RHODIA

By: ____________________
Name: Pierre PROT
Title: Chief Financial Officer